

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 13, 2018

Via E-mail
Mr. John Gottfried
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
411 Theodore Fremd Avenue, Suite 300
Rye, New York 10580

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-12002**

Dear Mr. Gottfried:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 8-K FILED

Exhibits 99.1 and 99.2

2018 Guidance

1.   We note that unlike previous years, when providing FFO per share guidance in the current year, you have excluded reconciliation to forecasted earnings per share. Please clarify and/or revise future filings accordingly. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities